UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street

#19-08 Prudential Tower

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into a Material Definitive Agreement

On August 14, 2026, Happy City Holdings Limited (the “Company”) entered into a share purchase agreement (the “Agreement”) with the shareholders (collectively, the “Vendors”) of Wing Shing International Consultancy Limited, a company incorporated under the laws of Hong Kong (the “Target” or ” Wing Shing”). Pursuant to the Agreement, the Company agreed to purchase, and the Vendors agreed to sell, the entire issued share capital of the Target (the “Sale Shares”).

In consideration for the Sale Shares, the Company will issue an aggregate of 1,312,487 Class A Ordinary Shares (the “Consideration Shares”) at an issue price of US$1.98 per Class A Ordinary Share, representing an aggregate consideration of US$2,598,726 (the “Acquisition”). Upon completion of the Acquisition, the Consideration Shares will represent approximately 6.9% of the Company’s enlarged issued Class A Ordinary Shares.

Wing Shing is a catering management services provider, which operates various subcontracted canteens and restaurants, and provides the end-to-end planning, preparation, and execution of food and beverage operations for private events, corporate offices, and institutional venues to its customers. The Company believes the Acquisition represents a strategic opportunity to expands its business model beyond traditional dine-in restaurant operations into B2B, corporate, and institutional food service markets. By integrating an established catering management platform, the Company expects to diversify its revenue streams, capture recurring commercial and corporate catering contracts, and leverage significant operational synergies across its supply chain and logistics networks.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 hereto.

Unregistered Sales of Equity Securities.

The information contained under “Entry into a Material Definitive Agreement “of this Report on Form 6-K in relation to the Consideration Shares is incorporated herein by reference.

The Consideration Shares are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Consideration Shares will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Exhibit Index

Exhibit No.	Description
10.1	Share Purchase Agreement, dated August 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2026	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

3